Filed pursuant to Rule 433

Registration No. 333-259205

ROYAL BANK OF CANADA

MEDIUM-TERM NOTES, SERIES I

$1,500,000,000

2.300% SENIOR NOTES, DUE NOVEMBER 3, 2031

FINAL TERM SHEET

DATED OCTOBER 26, 2021

Terms and Conditions

Issuer:	Royal Bank of Canada

Title of the Series:	2.300% Senior Notes, due November 3, 2031 (the “Notes”)

Expected Ratings[1]:	A2 / A / AA- (Moody’s, Ratings Under Review2 / S&P, Stable / Fitch, Stable)

Principal Amount:	$1,500,000,000

Issue Price:	99.884%

Trade Date:	October 26, 2021

Settlement Date (T+3) [3]:	October 29, 2021

Maturity Date:	November 3, 2031

Minimum Denomination:	$2,000 and multiples of $1,000

Interest Rate:	2.300%

Treasury Benchmark:	1.250% UST due August 15, 2031

Treasury Benchmark Price:	96-23

Treasury Yield:	1.613%

Re-offer Spread to Treasury Benchmark:	T + 70bps

Re-Offer Yield:	2.313%

Fees:	0.350%

1 A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

2 On October 7, 2021, Moody's placed the long-term ratings and assessments of Royal Bank of Canada on review for upgrade.

3 Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle no later than two business days after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade on any date more than two business days prior to delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

Interest Payment Dates:	Semi-annually on each May 3rd and November 3rd, beginning May 3, 2022

Payment Convention:	Following business day convention, unadjusted

Business Days:	New York, Toronto

Day Count Fraction:	30/360

Listing:	None

Optional Redemption:	The Issuer may redeem the Notes, at its option, as a whole or in part at any time and from time to time, prior to maturity, after giving not less than 30 nor more than 60 calendar days’ notice to the holders of the Notes at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to but excluding the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) (the “Make-Whole Amount”), with respect to such Notes at a rate equal to the sum of the Treasury Rate plus 15 basis points, plus in each case accrued interest thereon to, but excluding, the redemption date. See “Specific Terms of the Notes—Optional Redemption”.

Canadian Bail-in Powers Acknowledgment:	The Notes are subject to bail-in conversion under the Canadian bail-in regime.

CUSIP / ISIN:	78016EYH4 / US78016EYH43

Joint Book Runners:	RBC Capital Markets, LLC BofA Securities, Inc. Morgan Stanley & Co. LLC Fifth Third Securities, Inc.

Joint Lead Managers, No Books:	Academy Securities, Inc. Mischler Financial Group, Inc. R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc.

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the joint book runners will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC toll free at 1-866-375-6829, BofA Securities, Inc. toll free at 1-800-294-1322, Morgan Stanley & Co. LLC toll free at 1-866-718-1649, or Fifth Third Securities, Inc. toll free at 1-866-531-5353.